May 8, 2009

By EDGAR and Hand Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention:	Mr. Jim B. Rosenberg,
Senior Assistant Chief Accountant
Mail Stop 6010

Re: Principal Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 18, 2009
File No. 001-16725

Dear Mr. Rosenberg:

On behalf of Principal Financial Group, Inc., this letter responds to the comments of the
Division of Corporation Finance of the Securities and Exchange Commission (“the
Commission”) contained in the letter dated April 3, 2009, concerning the above-referenced
Annual Report on Form 10-K. In order to facilitate your review of our responses, we have repeated your comments in bold in numerical order immediately followed by our response in plain text and, where appropriate, our proposed revised disclosure.

Item 1. Business, page 4

1.	You disclose on page 27 that you cede material amounts of insurance to other insurance companies through reinsurance. In addition, on page 109 you disclose that for the fiscal year ended December 31, 2008, your largest exposure to a single party-reinsurer amounted to $18.5 billion or 11% of total net life insurance in force. It appears that this relationship and/or agreement are material to your business. Please revise to disclose the name of the reinsurer.
Please revise to provide a description of each of the material terms of your reinsurance agreement, including, but not limited to any payment provisions, rights obtained, material obligations that must be met to keep the agreement in place, term and termination provisions. In addition, please file a copy of the agreement as an exhibit. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not substantially dependent on this reinsurance agreement pursuant to Item 601(b)(10)(ii)(B) of
Regulation S-K.

RESPONSE:

After review of your comment and the disclosures made, we recognize that we have not given an investor the proper context around our use of reinsurance to support the conclusion that we are not substantially dependent on reinsurance. What follows is a supplemental explanation of that conclusion, and our proposed prospective approach to the disclosure.

In the risk factor discussing reinsurance default on page 27, we are primarily referring to our risk management decisions to reinsure a portion of the mortality risk in our individual life insurance business to third party insurance companies, since our largest reinsurance exposures exist within this business. As noted within the risk factor, our primary risk is that if a reinsurer defaults, we would lose reinsurance recoverables (ceded reserves and reinsurance receivables) and need to cover the claims directly. We further describe how we manage this risk through carefully selecting and monitoring the financial condition of reinsurers and how we diversify to further reduce this risk. We have established exposure limits for each third party reinsurer and actively monitor those exposures to ensure they do not exceed the maximums.

In the financial statement footnote on page 109, we disclose our largest exposure to a single third-party reinsurer in our individual life business (“largest reinsurer”) which amounts to $18.5 billion of face amount of insurance in force, or 11%. In our view, this reinsurance exposure is not material from a total company perspective and our agreements with the largest reinsurer do not represent a “material contract” that cause us to be substantially dependent on this reinsurer for the following reasons:

a)	We reinsure with over 20 third-party reinsurers as part of our mortality risk management and capital management activities in the individual life business. If the largest reinsurer were to become insolvent, this would not impact our plans or ability to continue to sell individual life insurance. We would either reinsure the business with another carrier or retain the risk.
b)	The potential financial statement impact related to the largest reinsurer is approximately $18.0 million, which represents reinsurance recoverables at December 31, 2008. If we were unable to collect anything from this carrier, our assets, earnings and equity would decrease by $18.0 million, which is 0.01% of total assets and 0.7% of equity before the impact of taxes. Consequently, the financial statement impact of the largest reinsurer in the context of the total enterprise is immaterial.
c)	We have seven separate reinsurance contracts with the largest reinsurer that accumulate to the exposure we disclosed. All contracts are annually renewable and are subject to ongoing review for solvency risk of the reinsurer. The contracts are not material in the aggregate or individually.

Accordingly, we do not plan to revise our 10-K disclosure and we do not plan to file copies of the seven reinsurance agreements as exhibits to our periodic reports filed with the Commission. To help the reader of the financial statements better understand the financial statement exposure of this reinsurance agreement, we plan to disclose the amount of U.S. GAAP reserves ceded and reinsurance receivables related to our largest single carrier in our next annual report on Form 10-K in footnote 1 as follows (using 2008 information for illustrative purposes):

     At December 31, 2008, our largest exposures to a single third-party reinsurer in our individual life insurance business was $18.5 billion of life insurance in force, representing 11% of total net individual life insurance in force. The financial statement exposure is limited to the reinsurance recoverable related to this single third party reinsurer which was $18.0 million at December 31, 2008.

In our next filing that contains risk factors, we plan to revise the opening sentence of our risk factor concerning reinsurance default to read as follows – “We cede life and health insurance to other insurance companies through reinsurance.”

Item 1A. Risk Factors, page 18.

2.	You state on page 21 that as of December 31, 2008, your U.S. investment operations held $6.6 billion of mortgage-backed securities, or 17% of your total fixed maturity securities portfolio. Please revise to include a new risk factor which discloses all the material risks related to these securities. In addition, please separately disclose in the risk factor the amount of residential mortgage-
backed securities and commercial mortgage-backed securities that the company holds and explain the different risks associated with the two types of securities.

RESPONSE:

In accordance with your comment, we propose to include the following revised disclosure in future filings that contain the Risk Factors section (using 2008 information for illustrative purposes):

     Our U.S. fixed maturity securities portfolio includes securities collateralized by residential and commercial mortgage loans. As of December 31, 2008, our U.S. investment operations held $3.0 billion of residential mortgage-backed securities, of which $2.2 billion are Government National Mortgage Association, Federal National Mortgage Association or Federal Home Loan Mortgage Corporation pass-through securities, and $3.6 billion of commercial mortgage-backed securities, which represent in combination 17% of our total fixed maturity securities portfolio. For residential mortgage-backed securities, prepayment speeds, changes in mortgage delinquency or recovery rates, credit rating changes by rating agencies, change in property values underlying the loans, and the quality of service provided by service providers on securities in our portfolios could lead to write-downs on these securities. For commercial mortgage-backed securities, changes in mortgage delinquency or default rates, interest rate movement, credit quality and vintage of the underlying loans, change in property values underlying the loans, and credit rating changes by rating agencies could result in write-downs of those securities. See Item 7. ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments — U.S. Investment Operations — Fixed Maturity Securities.’’

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Account Policies and Estimates Fixed Maturities, Available-for-Sale, page 37

3.	For your structured investment transactions, please expand your disclosure to discuss what internal models you use to determine the value for certain investments. Also discuss the circumstances in which you determine that the internal values more accurately reflect the fair value of the investments than the external values.

RESPONSE:

In accordance with your comment, we propose to enhance the disclosure in future filings of the Form 10-K as follows (using March 31, 2009 data for illustrative purposes):

     In limited circumstances, we have used our internal models with relevant market inputs in lieu of external values, as we have determined the external quoted prices are not representative of market transactions and therefore the internally modeled value better reflects fair value. Less than 2% of our fixed maturity securities were valued using internal models. The internal models utilized are specific to the type of security. Each of the models use projected cash flows discounted using a rate derived from market curves and relevant risk spreads.

If at any time, our use of internal models increases an expanded disclosure will be provided.

4.	Please separately disclose the amount of gross unrealized losses that are attributable to movements in market interest rates and the amount that is attributable to movements in credit spreads for each period presented.

RESPONSE:

In accordance with your comment, we added the following disclosure in our first quarter filing of the Form 10-Q and propose adding similar disclosure to the Critical Accounting Policies and Estimates section of future filings of the Form 10-K:

     Of the $81.7 million increase in net unrealized losses for the three months ended March 31, 2009, a $469.9 million net unrealized loss can be attributed to an approximate 30 basis points increase in rates and is offset by net unrealized gains related to other market factors. Of the $7,781.8 million increase in net unrealized losses for the year ended December 31, 2008, a $3,145.9 million net unrealized gain can be attributed to an approximate 210 basis points decrease in rates and is more than offset by net unrealized losses related to other market factors.

Mortgage loans, page 38

5.	Please disclose the amount of the valuation allowances and mortgage impairments for each period presented and provide sensitivity analyses around the key assumptions for the significant estimates related to your accounting for mortgage loans which depict reasonably likely changes in the assumptions and the impact that the changes in key assumptions would have on your financial results.

RESPONSE:

In accordance with your comment, we propose to refer the reader of the disclosure in question to other existing disclosures concerning mortgage loan valuation allowances and impairments, and to bolster those existing disclosures with additional disclosure regarding sensitivity analysis. The reference to the existing disclosures on valuation allowances and impairments would read as follows in future filings of the Form 10-K:

     For more detailed information concerning mortgage loan valuation allowances and impairments, see Item 7. ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments — U.S. Investment Operations — Mortgage Loans,’’ and Item 8. “Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Footnote 6, Investments – Commercial Mortgage Loan Valuation Allowance.”

The additional proposed disclosure concerning sensitivity analyses will be added to our Critical Accounting Policies and Estimates disclosure in future filings of the Form 10-K and will read as follows (using our most recent analysis for illustrative purposes):

     We utilize an internally developed model to provide estimates and timing of loan losses. To assess the sensitivity of the loans to foreclosure and loss severities, the loans were stressed using moderately severe downside scenario and a severe downside scenario. The moderately severe downside scenario stressed the portfolio to an economic state that included delinquencies increasing to the 2%-4% range, higher than average commercial property vacancies in excess of equilibrium levels and flat to minimal space absorption. The severe downside scenario assumed a two-year decline to the worst historical economic state and maintaining the worst economic state for the remaining life of each loan.

Characteristics of the worst economic state include significantly above average commercial mortgage marketplace delinquencies in excess of 4%, very high commercial real estate property vacancies significantly above equilibrium levels and zero to negative space absorption. Pre-tax net income would be negatively impacted by $20-25 million in a $20-25 million in the moderately severe downside scenario and $45-55 million under the severe downside scenario.

Derivatives, page 39

6.	Please expand your disclosure to discuss the process for calculating the fair value for each material derivative instrument. Discuss the key assumptions used in the fair value calculations and how the inputs are determined. Please disclose the impact of non-performance risk, how it is determined and how non-
performance risk is factored into your fair value calculation.

RESPONSE:

In accordance with your comment, we propose that in our future filings of our Form 10-K we expand the disclosure as follows:

     We primarily use derivatives to hedge or reduce exposure to market risks. The fair values of exchange-traded derivatives are determined through quoted market prices. The fair values of over-the-counter derivative instruments are determined using either pricing valuation models that utilize market observable inputs or broker quotes. The fair values of our derivative instruments can be impacted by changes in interest rates, foreign exchange rates, credit spreads, equity indices, and volatility, as well as other contributing factors.

     The majority of our over-the-counter derivatives are valued with models that use market observable inputs. Significant inputs include interest rates, currency exchange rates, credit spread curves, equity prices, and volatility. These valuation models consider projected discounted cash flows, relevant swap curves, and appropriate implied volatilities. Certain over-the-counter derivatives utilize unobservable market data, primarily independent broker quotes.

     Our derivative contracts are generally documented under International Swaps and Derivatives Association, Inc. Master Agreements, which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties. Collateral arrangements are bilateral and based on current ratings of each entity. We utilize the LIBOR interest rate curve to value our positions, which includes a credit spread adjustment. This credit spread reflects an appropriate adjustment to our valuations for nonperformance risk based on the current ratings of our counterparties, as well as the collateral agreements in place. Counterparty credit risk is routinely monitored to ensure our adjustment for non-performance risk is appropriate.

     We also issue certain annuity contracts and other insurance contracts that include embedded derivatives that have been bifurcated from the host contract. The key assumptions for calculating the value of the embedded derivative liabilities are market assumptions (such as equity market returns, interest rate levels, market volatility, correlations, among other things) and policyholder behavior assumptions (such as lapse, mortality, utilization, withdrawal patterns, among other things). They are valued using a combination of historical data and actuarial judgment. Stochastic models are used to value the embedded derivatives that incorporate a spread reflecting our own creditworthiness and risk margins. The assumption for our own non-performance risk is based on the current market credit spreads for debt-like instruments that we have issued and are available in the market. As our non-performance risk increases, the fair value of the embedded derivative liabilities decreases. The use of risk margins for the valuation of embedded derivatives increases the fair value of the embedded derivative liabilities.

     The accounting for derivatives is complex and interpretations of the applicable accounting standards continue to evolve. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment. Judgment and estimates are used to determine the fair value of some of our derivatives. Volatility in net income can result from changes in fair value of derivatives that do not qualify or are not designated for hedge accounting and changes in fair value of embedded derivatives.

Fair Value Measurement, page 64

7.	Where you disclose that you use third-party pricing services to assist you in determining fair values, disclose the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

• The nature and amount of assets you valued using prices you obtained from pricing services, along with the classification in the fair value hierarchy;

• The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

• Whether, and if so, how and why, you adjusted quotes or prices you obtained from pricing services;

•	The extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or propriety models in making valuation judgments and determinations;

•	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair
Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

RESPONSE:

In accordance with your comment, we enhanced the following disclosure to the Notes to the Financial Statements in our first quarter filing of the Form 10-Q. Note that only a portion of our disclosure is included as the substantive changes were limited to the discussion below.

Determination of fair value

     The following discussion describes the valuation methodologies used for assets and liabilities measured at fair value. The techniques utilized in estimating the fair values of financial instruments are reliant on the assumptions used. Care should be exercised in deriving conclusions about our business, its value or financial position based on the fair value information of financial instruments presented below.

     Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. We validate prices through an investment analyst review process, which includes validation through direct interaction with external sources, review of recent trade activity or use of internal models. In circumstances where broker quotes are used to value an instrument, we generally receive one non-binding quote. Broker quotes are validated through an investment analyst review process, which includes validation through direct interaction with external sources and use of internal models or other relevant information. We did not make any significant changes to our valuation processes during the first quarter of 2009.

Fixed Maturities and Equity Securities

     In determining fair value for fixed maturities, our first priority is to obtain prices from third party pricing vendors. We have regular interaction with these vendors to ensure we understand their pricing methodologies and to confirm that they are utilizing observable market information. Their methodologies vary by asset class and include inputs such as estimated cash flows, benchmark yields, reported trades, broker quotes, credit quality, industry events and economic events. If we are unable to price a fixed maturity security using prices from third party pricing vendors or other sources specific to corporate bonds, as described below, we may obtain a broker quote or utilize an internal pricing model specific to the asset utilizing relevant market information, to the extent available. As of March 31, 2009, less than 2% of our fixed maturity securities, which were classified as Level 3 assets, were valued using internal pricing models.

     For corporate bonds where quoted market prices are not available, a matrix pricing valuation approach is used. In this approach, securities are grouped into pricing categories that vary by sector, rating and average life. Each pricing category is assigned a risk spread based on studies of observable public market data from the investment professionals assigned to specific security classes. The expected cash flows of the security are then discounted back at the current Treasury curve plus the appropriate risk spread. Although the matrix valuation approach provides a fair valuation of each pricing category, the valuation of an individual security within each pricing category may actually be impacted by company specific factors.

     Fair values of equity securities are determined using public quotations, when available. When public quotations are not available, we may utilize internal valuation methodologies appropriate for the specific asset. Fair values might also be determined using broker quotes or through the use of internal models or analysis.

Fixed Maturity Securities Impairments, page 75

8.	Please tell us why your disclosure “However, we do sell bonds under certain circumstances, such as when we have evidence of a significant deterioration in the issuer’s creditworthiness, when a change in regulatory requirements modifies what constitutes a permissible investment or the maximum level of investments held or when there is an increase in capital requirements or a change in risk weights of debt securities” does not contradict your disclosure that you have the ability and intent to hold available-for-sale securities with unrealized losses until they mature or recover.

RESPONSE:

We supplementally explain that at each financial statement date, we have made a determination as to our ability and intent to hold each available-for-sale security with unrealized losses. In future periods and upon the occurrence of one or more of the events listed within the disclosure in question, we may change our ability or intent to hold any particular available-for-sale security with unrealized losses. The events listed (evidence of a significant deterioration in the issuer’s creditworthiness, a change in regulatory requirements modifying what constitutes a permissible investment or the maximum level of investments held, or an increase in capital requirements or a change in risk weights of debt securities) are specifically outlined in Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities

(“SFAS 115”), paragraph 8, which has been generally accepted to extend to available-for-sale securities. Accordingly, we do not believe any change in the disclosure is needed. Furthermore, the disclosure was modified in our first quarter Form 10-Q filing to reflect a change in the requirement related to management’s intent from “ability and intent to hold” to “intent to sell” as provided in FASB Staff Position FAS 115-2 and FAS 124-2,

Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2”). The modified disclosure is on page 82 of the first quarter Form 10-Q.

Fixed Maturity Securities Available-for-Sale, page 76

9.	You disclose “We have estimated the effect of the market illiquidity on significant portions of our investment portfolio by measuring the difference between valuations provided by the cash bond market and those provided by the synthetic market for a portion of the corporate bond and CMBS securities held in our investment portfolio. In the current market environment the synthetic market has more liquidity than the cash bond market.” Please revise your disclosure to clarify what is meant by the synthetic market, the nature of the valuations obtained by the synthetic market and why the synthetic market has more liquidity.

RESPONSE:

In accordance with your comment, to the extent we retain this disclosure in future filings, we propose to revise the disclosure as follows:

     As discussed previously, a significant contributor to the low investment valuations and the resulting unrealized losses is market illiquidity. We have estimated the effect of market illiquidity on significant portions of our investment portfolio by measuring the difference between valuations provided by the cash bond market and those provided by the synthetic market for a portion of the corporate bond and CMBS securities held in our investment portfolio. In the current market environment the synthetic market has more liquidity than the cash bond market.

     The synthetic market refers to the derivative market that has developed for asset classes such as corporate credit and asset-backed securities (including commercial mortgage-backed securities). Credit derivatives, also referred to as credit default swaps, are a means of transferring credit risk between two parties by way of bilateral agreements in over-the-counter markets. Credit default swaps can refer to single credits or standardized indices.

     The synthetic credit markets often exhibit greater liquidity than cash bond markets for several reasons. There are more dealers and buyers who participate in credit default swap markets than in cash bond markets, creating a better two-way flow. Credit default swaps offer standardized terms which enhance trading volume. In addition, trading volumes are not limited by the availability of cash bonds, but can trade at multiples of outstanding cash bonds.

Notes to Consolidated Financial Statements
Note 17. Fair Value of Financial Instruments, page 154

10.	Please revise the table on page 157 herein and on page 65 to show your derivative assets and liabilities by fair value hierarchy level on a gross and not a net basis.

RESPONSE:
In accordance with your comment, we revised the table to show derivative assets and liabilities on a gross basis in our first quarter filing of the Form 10-Q.

11.	In the table on page 158, herein and on page 66, please revise your fair value measurement tables to show the transfers in and out of Level 3 on a gross basis.
For transfers in, discuss the specific inputs that became unobservable and whether a change in methodology resulted in the transfer.

RESPONSE:

We supplementally explain that our understanding of paragraph 32c(3) SFAS No. 157 Fair Value Measurement (“SFAS 157”) requires transfers in and/or out of Level 3 to be shown as a single line item. Evidence which supports our conclusion is the example roll-forward shown in illustration A35 of SFAS 157. This example clearly shows transfers in and/or out of Level 3 as one line item. We believe our disclosure is in compliance with SFAS 157.

However, in response to your comment, we propose to add a third footnote to the tables in question for the column heading Transfers in (out) of Level 3 as follows in the next quarterly report on Form 10-Q following resolution of this inquiry:

(3)	Assets transferred in to Level 3 include assets added to our watchlist that were previously priced using a spread pricing matrix which is no longer relevant when applied to asset-specific situations. In addition, other assets were transferred into Level 3 if we determined a more accurate price using a more relevant comparable trade. The majority of assets that transfer out of
Level 3 include those where we are now able to obtain pricing from a recognized external pricing service such as IDC or Standard & Poors.

*******************************

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure contained in our periodic reports filed pursuant to the Securities Exchange Act of 1934, and that your comments or our changes to disclosure in response to your comments do not foreclose the Commission from taking any action with respect to our reports. Further, we acknowledge that we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have completed your review of our response, please call me if you have any questions or comments.

Sincerely,

/s/ Terrance J. Lillis
Terrance J. Lillis
Senior Vice President and
Chief Financial Officer
(515) 247-4885

cc:	Dana Hartz (Securities and Exchange Commission)
Don Abbott (Securities and Exchange Commission)